U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.    Name and Address of Reporting Person:
       David J. McNally, 5663 Twincreek Road, Salt Lake City, UT  84108

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        1/02

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director     (X) Officer (give title below)     (  ) 10% Owner
        (  ) Other (specify below)

Title: Chief Executive Officer

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TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-   3. Trans-   4. Securities Acquired (A)   5. Amount    6. Owner-    7. Nature
                           action      action      or Disposed of (D)           of           ship         of In-
                           Date        Code                                     Securities   Form         direct
                          (M/D/Y)                                               Beneficially Direct       Benefic-
                                                                                Owned at     (D) or       ial
                                                                                End of       Indirect     Owner-
                                                   Amount  (A) or (D)  Price    Month        (I)          ship
---------------------    ---------   ----------   --------------------------   ------------  ------------ ------------

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TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-   10. Own-   11. Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of     ership     ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-     Form       of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative      of De-     direct
                Deriv-                           (A) or Dis-   piration     lying         Secur-    Secur-     rivative   Benef-
                ative                            posed of (D)  Date         Securities    ity       ities      Security:  icial
                Security                                      (M/D/Y)                               Bene-      Direct (D) Own
                                                              ---------  -------------              ficially   or Indirect ership
                                                              Date Epir-  Title  Amount             Owned      (I)
                                                              Exer-  ation       or Number          at End of
                                                              cisable Date       of shares          Month
-----------   ----------- ----------- --------  ------------  ----------  ---------------- ------  ---------- ----------  ---------
Employee
Stock
Option
(Right to
Buy)          3.1500      1/18/02    A   10,000       1/18/03    1/17/09  Common Stock  10,000  0

Employee
Stock
Option
(Right to
Buy)          3.1500      1/18/03    A   10,000       1/18/04    1/17/09  Common Stock  10,000  0

Employee
Stock
Option
(Right to
Buy)          3.1500      1/18/04    A   10,000       1/18/05    1/17/09  Common Stock  10,000  0

Employee
Stock
Option
(Right to
Buy)          3.1500      1/18/05    A   10,000       1/18/06     1/17/09  Common Stock  10,000  0  40,000  D


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